

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2017

Richard T. Marabito
Chief Financial Officer
Olympic Steel, Inc.
22901 Millcreek Boulevard, Suite 650
Highland Hills, Ohio 44122

> **Re: Olympic Steel, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 2, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 8, 2017**
> **File No. 000-23320**

Dear Mr. Marabito:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis

Critical Accounting Policies, page 43

1.   Given that inventory is your most significant asset, cost of materials sold is the largest operating cost and both cost of materials purchased and average selling prices of your products fluctuate based on prevailing market prices of metal, please update your Inventory Valuation disclosure for the adoption of ASU No. 2015-11, Simplifying the Measurement of Inventory. To the extent your financial statements for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017 do not reflect the measurement of lower of cost or net realizable value in valuing inventories, please revise, as ASU No.

2015-11 was effective for your first quarter of fiscal year 2017. Please advise and provide your proposed revision to the financial statements and related disclosures, as appropriate.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Note 1. Basis of Presentation, page 7

2.   We note during the first quarter of 2017, you made an out-of-period adjustment of $1.9 million to correct and record previously unrecognized deferred tax assets, and the associated tax benefit, related to the supplemental executive retirement plan (SERP), and that such adjustment had accumulated since the inception of the plan in 2005. Please expand your disclosures here or in Note 9, Income Taxes, to describe the previously unrecognized deferred tax assets associated with the SERP and the reasons why correction in the accounting was necessary. Also please tell us how you determined the impact was not material to the current year or prior period financial statements given that the adjustment represents approximately 20.3% and 24.7% of your first quarter 2017 pre-tax income and net income, respectively. Your response should address the guidance in ASC Topic 250-10-45-27 and also SAB No. 108 (Topic 1.N).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure